Exhibit 99.1

SDLP – Amendments to Certain Credit Facilities

London, United Kingdom, September 26, 2019—Seadrill Partners LLC (“Seadrill Partners” or the “Company”) announces the successful completion of amendments to three of its secured credit facilities (the “Facilities”) to remove a clause requiring the Company to maintain a listing on the NYSE or the Oslo Stock Exchange.

The amendments relate to $350 million in aggregate amounts of debt outstanding as at June 30, 2019 secured by the West Vela, West Polaris, T-15 and T-16. All voting lenders consented to the amendments, far exceeding the required thresholds under each Facility.

While these amendments have eliminated requirements under the Facilities to be listed on an exchange, the Company intends to appeal the previously announced NYSE delisting determination and obtain a listing on another exchange if the appeal is not successful. As previously announced, the Company’s common units currently trade on the over-the-counter market under the symbol “SDLPF.”

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. There can be no assurance that the Company’s common units will continue to trade in the OTC market, whether broker-dealers will continue to provide public quotes of the common units in this market, or whether the trading volume of the common units will be sufficient to provide for an efficient trading market. The Company cannot provide any assurance that its appeal of the NYSE’s delisting determination will be successful or whether the common units will be listed on another exchange. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, the Company’s ability to successfully employ its drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.